UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated May 27, 2015, announcing the Company's financial and operating results for the first quarter ended March 31, 2015.

Attached as Exhibit 2 is a copy of the Company's consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: May 27, 2015	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

Aegean Marine Petroleum Network Inc.
Announces First Quarter 2015 Financial Results

PIRAEUS, Greece, May 27, 2015 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the first quarter ended March 31st, 2015.

First Quarter Highlights
•	Sales volumes of 2,915,450 metric tons.
•	Gross profit of $80.6 million.

•	Operating income of $20.0 million.
•	Net income attributable to Aegean shareholders of $12.2 million or $0.25 basic and diluted earnings per share.
o	Net income attributable to Aegean shareholders adjusted for the sale of non-core assets was $12.4 million or $0.25 basic and diluted earnings per share.
•	EBITDA of $27.8 million.
o	EBITDA adjusted for the sale of non-core assets was $27.9 million.
•	Completed the sale of one older, non-core vessel.
E. Nikolas Tavlarios, President of Aegean Marine Petroleum Network, commented, "During the first quarter, we continued to successfully execute our strategy and extended our track record of profitability through our expanded global operations. Our unique and dynamic business model supported strategic expansion opportunities at the end of 2014 and allowed the Company to advance its position in the global fuel supply market during the start of 2015."
Mr. Tavlarios continued, "Our increased global operations, including our Fujairah facility, U.S. West Coast operations and East Coast bunkering business, meaningfully contributed to our results during the quarter.  In Fujairah, we expect the facility will further diversify our revenue and allow us to benefit from the growth of onshore storage demand.  At an industry level, we are beginning to experience positive shifts in the shipping and tanker markets and believe Aegean Marine is poised to benefit from these improving trends."
The Company achieved net income attributable to Aegean shareholders for the three months ended March 31, 2015 of $12.2 million, or $0.25 basic and diluted earnings per share.  Net income attributable to Aegean shareholders excluding a non-cash loss from the sale of non-core assets and vessel impairment charge was $12.4 million or $0.25 basic and diluted earnings per share.  For the three months ended March 31, 2014, the Company recorded net income attributable to Aegean shareholders of $5.1 million, or $0.11 basic and diluted earnings per share. Net income attributable to Aegean shareholders excluding a non-cash loss from the sale of non-core vessels and vessel impairment charge was $8.7 million or $0.18 basic and diluted earnings per share.
Total revenues for the three months ended March 31, 2015, decreased by 40.1% to $1,015.1 million compared with $1,694.4 million reported for the same period in 2014 due to the drop in the price of oil. For the three months ended March 31, 2015, sales of marine petroleum products decreased by 40.6% to $994.5 million compared with $1,673.7 million for the same period in 2014. Gross profit, which equals total revenue less directly attributable cost of revenue decreased by 2.8% to $80.6 million in the first quarter of 2015 compared with $82.9 million in the same period in 2014.
For the three months ended March 31, 2015, the volume of marine fuel sold by the Company increased by 7.8% to 2,915,450 metric tons compared with 2,705,823 metric tons in the same period in 2014.

Operating income adjusted for the sale of non-core assets for the first quarter of 2015 amounted to $20.1 million compared to $18.8 million for the same period in 2014. Operating expenses decreased by $3.6 million, or 5.5%, to $60.5 million as adjusted for the sale of non-core assets for the three months ended March 31, 2015, compared with $64.1 million as adjusted for the sale of non-core assets and vessel impairment charge for the same period in 2014.
Liquidity and Capital Resources
Net cash used in operating activities was $23.8 million for the three months ended March 31, 2015. Net income, as adjusted for non-cash items (as defined in Note 9) was $32.7 million for the period.
Net cash used in investing activities was $2.8 million for the three months ended March 31, 2015, mainly due to advances for vessels under construction.
 Net cash used in financing activities was $5.2 million for the three months ended March 31, 2015, deriving mainly from repayment of long-term debt.
As of March 31, 2015, the Company had cash and cash equivalents of $91.0 million and working capital of $263.1 million. Non-cash working capital, or working capital excluding cash and debt, was $480.1 million.
As of March 31, 2015, the Company had $967.1 million in available liquidity, which includes unrestricted cash and cash equivalents of $91.0 million and available undrawn amounts under the Company's working capital facilities of $876.1 million, to finance working capital requirements.
The weighted average basic and diluted shares outstanding for the three months ended March 31, 2015 were 46,840,532. The weighted average basic and diluted shares outstanding for the three months ended March 31, 2014 were 46,139,764 respectively.
Spyros Gianniotis, Aegean's Chief Financial Officer, stated, "The first quarter marked another profitable quarter despite persistent market headwinds.  We remain focused on executing on our proven strategy, which has enabled us to overcome market fluctuations, strengthen our balance sheet and maintain our competitive advantage. Looking ahead, we are confident in our ability to capitalize on the anticipated market recovery and achieve even greater results, while continuing to return value to our shareholders."

Summary Consolidated Financial and Other Data (Unaudited)
	For the Three Months Ended March 31,

	2014	2015
Income Statement Data:
Revenues - third parties	$1,690,184	$1,010,956
Revenues - related companies	4,180	4,147
Total revenues	1,694,364	1,015,103
Cost of revenues - third parties	1,524,724	892,272
Cost of revenues - related companies	86,729	42,209
Total cost of revenues	1,611,453	934,481
Gross profit	82,911	80,622
Operating expenses:
Selling and distribution	54,968	49,817
General and administrative	8,125	10,306
Amortization of intangible assets	1,022	374
(Gain)/Loss on sale of vessels, net	(493)	130
Vessel impairment charge	4,062	-
Operating income	15,227	19,995
Net financing cost	(8,460)	(9,326)
Foreign exchange gains, net	249	34
Income taxes expense	(1,896)	1,521
Net income	5,120	12,224
Less income attributable to non-controlling interest	24	-
Net income attributable to AMPNI shareholders	$5,096	$12,224
Basic earnings per share (U.S. dollars)	$0.11	$0.25
Diluted earnings per share (U.S. dollars)	$0.11	$0.25

EBITDA(1)	$23,456	$27,807

Other Financial Data:
Gross spread on marine petroleum products(2)	$73,268	$71,610
Gross spread on lubricants(2)	902	1,239
Gross spread on marine fuel(2)	72,366	70,371
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	26.7	24.1
Net cash provided by/(used in) operating activities	$(32,492)	$(23,751)
Net cash used in investing activities	(14,175)	(2,844)
Net cash provided by/(used in) financing activities	99,055	(5,151)

Sales Volume Data (Metric Tons): (3)
Total sales volumes	2,705,823	2,915,450

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	52.0	48.0
Average number of owned bunkering tankers(4)(5)	52.0	48.0
Special Purpose Vessels, end of period(6)	1.0	1.0
Number of operating storage facilities, end of period(7)	14.0	15.0

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2014	As of March 31, 2015

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	129,551	91,008
Gross trade receivables	360,074	369,751
Allowance for doubtful accounts	(5,851)	(6,495)
Inventories	156,990	176,019
Current assets	736,888	733,959
Total assets	1,488,315	1,482,114
Trade payables	119,056	121,496
Current liabilities (including current portion of long-term debt)	533,735	470,878
Total debt	740,880	725,492
Total liabilities	920,899	888,664
Total stockholder's equity	567,416	593,450

Working Capital Data:
Working capital(8)	205,348	263,081
Working capital excluding cash and debt(8)	431,081	480,121

Notes:
1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended March 31,
	2014	2015
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	5,096	12,224

Add: Net financing cost including amortization of financing costs	8,460	9,326
Add: Income tax expense/(benefit)	1,896	(1,521)
Add: Depreciation and amortization excluding amortization of financing costs	8,004	7,778

EBITDA	23,456	27,807

2.	Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and gross spread on lubricants are not items recognized by U.S. GAAP and should not be considered as an alternative to gross profit or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of gross spread may not be the same as that used by other companies in the same or other industries. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended March 31,
	2014	2015

Sales of marine petroleum products	1,673,738	994,545
Less: Cost of marine petroleum products sold	(1,600,470)	(922,935)
Gross spread on marine petroleum products	73,268	71,610
Less: Gross spread on lubricants	(902)	(1,239)
Gross spread on marine fuel	72,366	70,371

Sales volume of marine fuel (metric tons)	2,705,823	2,915,450

Gross spread per metric ton of marine fuel sold (U.S. dollars)	26.7	24.1

3.	Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.
The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Vancouver, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas, Tenerife, Barcelona, Algeciras, Hamburg, US and Greece, where the Company conducts operations through its related company, Aegean Oil.

4.	Bunkering fleet comprises both bunkering vessels and barges.
5.	Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.
6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.
7.	The Company owns one barge, the Mediterranean, as a floating storage facility in Greece. The Company also operates on-land storage facilities in Portland, Las Palmas, Fujairah, Tangiers, Panama, U.S.A., Hamburg and Barcelona.
The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.
8.	Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.
9.	Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, restricted stock, amortization, deferred income taxes, loss on sale of vessels, net, impairment losses, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is used to assist in evaluating our ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.
First Quarter 2015 Dividend Announcement
On May 27, 2015, the Company's Board of Directors declared a first quarter 2015 dividend of $0.02 per share payable on June 24, 2015 to shareholders of record as of June 10, 2015. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.
Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Thursday, May 28, 2015 at 8:30 a.m. Eastern Time, to discuss its first quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (888) 455-2260 (for U.S.-based callers) or (719) 325-2361 (for international callers) and enter the passcode: 3930857.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through June 11, 2015 by dialing (888) 203-1112 or (for U.S.-based callers) or (719) 457-0820 (for international callers) and enter the passcode: 3930857.
About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 31 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, the U.S. East Coast, Los Angeles Algeciras, Germany and Russia. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
CONTACTS:
Aegean Marine Petroleum Network Inc.
(212) 430-1098

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
 AS OF DECEMBER 31, 2014 AND MARCH 31, 2015
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2014	March 31, 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$129,551	$91,008
Trade receivables, net of allowance for doubtful accounts of $5,851 and $6,495, as of December 31, 2014 and March 31, 2015, respectively	354,223	363,256
Due from related companies	18,662	26,649
Derivative asset	18,941	9,890
Inventories	156,990	176,019
Prepayments and other current assets	54,901	63,710
Deferred tax asset	754	1,067
Restricted cash	2,306	2,360
Total current assets	736,328	733,959

FIXED ASSETS:
Advances for vessels under construction and acquisitions	5,466	7,040
Vessels, cost	473,388	473,052
Vessels, accumulated depreciation	(92,196)	(96,269)
Other fixed assets, net	253,768	251,827
Total fixed assets	640,426	635,650

OTHER NON-CURRENT ASSETS:
Deferred charges, net	27,874	28,368
Intangible assets	15,507	15,133
Goodwill	66,031	66,031
Deferred tax asset	1,224	2,181
Other non-current assets	925	792
Total assets	1,488,315	1,482,114

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	318,978	271,598
Current portion of long-term debt	38,612	38,810
Trade payables to third parties	115,634	120,934
Trade payables to related companies	3,422	562
Other payables to related companies	1,172	974
Accrued and other current liabilities	55,917	38,000
Total current liabilities	533,735	470,878

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	383,290	415,084
Deferred tax liability	1,010	263
Derivative liability	592	550
Other non-current liabilities	2,272	1,889
Total non-current liabilities	387,164	417,786

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2014 and March 31, 2015; 50,242,992 and 51,175,492 shares issued and 48,271,353 and 49,203,853 shares outstanding at December 31, 2014 and March 31, 2015, respectively	502	512
Treasury stock $0.01 par value; 1,971,639 shares, repurchased at December 31, 2014 and March 31, 2015	(29,327)	(29,327)
Additional paid-in capital	371,924	386,689
Retained earnings	224,317	235,576
Total AMPNI stockholders' equity	567,416	593,450

Non-controlling interest	-	-
Total equity	567,416	593,450
Total liabilities and equity	$1,488,315	$1,482,114

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
 FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Three Months Ended March 31,
	2014	2015
Revenues
Revenues – third parties	$1,690,184	$1,010,956
Revenues – related companies	4,180	4,147
Total Revenues	1,694,364	1,015,103

Cost of Revenues
Cost of revenues– third parties	1,524,724	892,272
Cost of revenues – related companies	86,729	42,209
Total Cost of Revenues	1,611,453	934,481

Gross Profit	82,911	80,622

OPERATING EXPENSES:
Selling and Distribution	54,968	49,817
General and Administrative	8,125	10,306
Amortization of intangible assets	1,022	374
(Gain) / loss on sale of vessels	(493)	130
Vessel impairment charge	4,062	-
Total operating expenses	67,684	60,627

Operating income	15,227	19,995

OTHER INCOME/(EXPENSE):
Interest and finance costs	(8,470)	(9,347)
Interest income	10	21
Foreign exchange gains, net	249	34
	(8,211)	(9,292)

Income before provision for income taxes	7,016	10,703

Income taxes	(1,896)	1,521

Net income	5,120	12,224
Net income attributable to non-controlling interest	24	-
Net income attributable to AMPNI shareholders	$5,096	$12,224

Basic earnings per common share	$0.11	$0.25
Diluted earnings per common share	$0.11	$0.25

Weighted average number of shares, basic	46,139,764	46,840,532
Weighted average number of shares, diluted	46,139,764	46,840,532

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total
	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2013	49,243,659	492	(1,971,639)	(20)	(29,307)	363,160	209,130	291	$543,746

- Net income	-	-	-	-	-	-	5,096	24	5,120
- Dividends declared and paid ($0.01 per share)	-	-	-	-	-	-	(473)	-	(473)
- Share-based compensation	-	-	-	-	-	881	-	-	881

BALANCE, March 31, 2014	49,243,659	492	(1,971,639)	(20)	(29,307)	364,041	213,753	315	$549,274

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total
	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2014	50,242,992	502	(1,971,639)	(20)	(29,307)	371,924	224,317	-	$567,416

- Net income	-	-	-	-	-	-	12,224		12,224
- Dividends declared ($0.02 per share)	-	-	-	-	-	-	(965)	-	(965)
Equity component of convertible notes	-	-	-	-	-	12,114	-	-	12,114
- Share-based compensation	932,500	10	-	-	-	2,651	-	-	2,661

BALANCE, March 31, 2015	51,175,492	512	(1,971,639)	(20)	(29,307)	386,689	235,576	-	$593,450

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015
(UNAUDITED)

(Expressed in thousands of U.S. dollars)
	Three Months Ended March 31,
	2014	2015
Cash flows from operating activities:
Net income	$5,120	$12,224
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	5,299	6,261
Provision of doubtful accounts	388	644
Share-based compensation	881	2,661
Amortization	3,767	4,484
Net deferred tax benefit	(531)	(2,017)
Unrealized loss on derivatives	978	9,009
(Gain) / loss on sale of vessels, net	(493)	130
Vessel impairment charge	4,062	-
Unrealized foreign exchange gain	(8)	(685)
Decrease / (Increase) in:
Trade receivables	(74,646)	(2,880)
Due from related companies	(2,142)	(7,987)
Inventories	30,643	(19,029)
Prepayments and other current assets	(1,342)	(8,809)
Increase/ (Decrease) in:
Trade payables	5,067	2,440
Other payables to related companies	(782)	(198)
Accrued and other current liabilities	(7,331)	(17,205)
Decrease in other non-current assets	-	133
Increase/ (decrease) in other non-current liabilities	287	(383)
Payments for dry-docking	(1,709)	(2,544)
Net cash used in operating activities	(32,492)	(23,751)

Cash flows from investing activities:
Advances for vessels under construction	(15)	(2,702)
Vessel acquisitions	(7,587)	-
Advances for other fixed assets under construction	(8,196)	-
Net proceeds from sale of vessels	460	49
Purchase of other fixed assets	(3,836)	(137)
Decrease/ (Increase) in restricted cash	4,999	(54)
Net cash used in investing activities	(14,175)	(2,844)

Cash flows from financing activities:
Proceeds from long-term debt	119,455	53,613
Repayment of long-term debt	(7,627)	(9,538)
Repayment of capital lease obligation	(285)	-
Net change in short-term borrowings	(12,015)	(47,380)
Financing costs paid	-	(1,846)
Dividends paid	(473)	-
Net cash provided by/ (used in) financing activities	99,055	(5,151)

Effect of exchange rate changes on cash and cash equivalents	(10)	(6,797)

Net increase/ (decrease) in cash and cash equivalents	52,378	(38,543)
Cash and cash equivalents at beginning of period	62,575	129,551
Cash and cash equivalents at end of period	$114,953	$91,008

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)
1.	Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean" or "AMPNI") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2015 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2015.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2014.

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the condensed consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the floating rate loans due to their variable interest rate, being EURIBOR or LIBOR. LIBOR and EURIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

2.	Significant accounting policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2014. There have been no material changes to these policies in the three-month period ended March 31, 2015.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.	Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, renewed on November 13, 2014 and valid until November 14, 2015, the Company sold $168,539 and $42,748 of trade accounts receivable during the periods ended March 31, 2014 and 2015, respectively, net of servicing fees of $412 and $165, included in the condensed consolidated statements of income.

4.	Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2014	March 31, 2015
Held for sale:
Marine Fuel Oil	$131,372	$144,433
Marine Gas Oil	22,921	29,294
	154,293	173,727
Held for consumption:
Marine fuel	1,819	1,570
Lubricants	700	594
Stores	14	12
Victuals	164	116
	2,697	2,292
Total	$156,990	$176,019

5.	Advances for Vessels under Construction and Acquisitions:

During the three months ended March 31, 2015, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, December 31, 2014	$5,466
Advances for vessels under construction and related costs	1,574
Balance, March 31, 2015	$7,040

The amounts shown in the accompanying condensed consolidated balance sheets include advance and milestone payments relating to the remaining shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction period which were capitalized.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

6.	Vessels:

During the three months ended March 31, 2015, the movement of the account vessels was as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2014	$473,388	(92,196)	$381,192
- Depreciation	-	(4,230)	(4,230)
- Vessels sold	(336)	157	(179)
Balance, March 31, 2015	$473,052	$(96,269)	$376,783

On March 16, 2015, the Company completed the sale and delivered the single hull bunkering tanker Tapuit to an unaffiliated third-party purchaser for an aggregate price of $49 (€47,500). The loss on sale of $130 was calculated as the net sales price less the carrying value of the vessel of $179. This loss is included under the (gain) / loss on sale of vessels in the condensed consolidated statements of income.

7.	Other Fixed Assets:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Land	Buildings	Storage Facility	Other	Total
Cost, December 31, 2014	$9,036	$3,459	$226,067	$21,118	$259,680
- Additions	-	-	-	137	137
- Disposals	-	-	-	(158)	(158)
Cost, March 31, 2015	9,036	3,459	226,067	21,097	259,659

Accumulated depreciation, December 31, 2014	-	(602)	(415)	(4,895)	(5,912)
- Depreciation expense	-	(22)	(1,277)	(732)	(2,031)
- Disposals	-	-	-	111	111
Accumulated depreciation, March 31, 2015	-	(624)	(1,692)	(5,516)	(7,832)

Net book value, December 31, 2014	9,036	2,857	225,652	16,223	253,768
Net book value, March 31, 2015	$9,036	$2,835	$224,375	$15,581	$251,827

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)
8.	Deferred Charges:

During the three months ended March 31, 2015, the movement of the account deferred charges was as follows:

	Dry-docking	Financing Costs	Total
Balance, December 31, 2014	$18,565	$9,309	$27,874
- Additions	2,241	1,422	3,663
- Disposals	-	(198)	(198)
- Amortization for the period	(1,428)	(1,543)	(2,971)
Balance, March 31, 2015	$19,378	$8,990	$28,368

The amortization for dry-docking costs is included in cost of revenue and in selling and distribution cost in the accompanying condensed consolidated statements of income, according to their function. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

9.	Goodwill and intangible assets:

Goodwill: Goodwill identified represents the purchase price in excess of the fair value of the identifiable net assets of the acquired business at the date of acquisition. The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value including the goodwill. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital (WACC), of approximately 8%, and the future price of marine fuel products. No impairment loss was recorded at March 31, 2015.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Intangible assets: The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary, the Las Palmas and Panama sites, a non-compete covenant acquired with the Aegean NWE business and a below market time charter on a barging vessel, acquired with the U.S. East Coast business. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

		Concession agreements	Non-compete covenant	Total
Cost as per	December 31, 2014	$ 19,797	$ 3,365	23,162
	March 31, 2015	19,797	3,365	23,162
Accumulated Amortization as per	December 31, 2014	(5,199)	(2,456)	(7,655)
	March 31, 2015	(5,443)	(2,586)	(8,029)
NBV as per	December 31, 2014	14,598	909	15,507
	March 31, 2015	14,354	779	15,133
Amortization Schedule	April 1, to December 31, 2015	744	387	1,131
	2016	988	392	1,380
	2017	988	-	988
	2018	988	-	988
	2019	988	-	988
	Thereafter	9,658	-	9,658

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

10.	Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2014	March 31, 2015
Short-term borrowings:
Revolving overdraft facility dated 5/6/2015	$6,993	$6,993
Security agreement dated 8/22/2014	110,500	100,000
Borrowing base facility agreement dated 9/18/2014	201,485	164,605
Total short-term borrowings	$318,978	$271,598
Long-term debt:
Secured syndicated term loan dated 8/30/2005	$20,140	$19,540
Secured term loan facility under senior secured credit facility dated 12/19/2006	14,220	13,520
Secured term loan dated 10/25/2006	17,531	17,158
Secured term loan dated 10/27/2006	11,153	10,847
Secured syndicated term loan dated 10/30/2006	45,946	45,089
Secured term loan dated 9/12/2008	25,401	24,333
Secured syndicated term loan dated 4/24/2008	25,591	25,100
Secured syndicated term loan dated 7/8/2008	1,706	1,365
Secured term loan dated 4/1/2010	1,393	1,175
Roll over agreement dated 4/1/2010	5,178	4,520
Corporate credit facility dated 3/11/2013	59,000	54,500
Senior convertible notes	75,411	117,626
Borrowing base facility agreement dated 9/18/2014	115,000	115,000
Roll over agreement dated 3/21/2014	4,232	4,121
Total	421,902	453,894
Less: Current portion of long-term debt	(38,612)	(38,810)
Long-term debt, net of current portion	$383,290	$415,086

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.
On January 16, 2015 the Company issued $48,300 aggregate principal amount of 4% Convertible Unsecured Senior Notes ("Notes"), which are due November 1, 2018, resulting in net proceeds of $51,802 after the underwriters commissions. The Notes bear the same conversion terms with the 4% Convertible Unsecured Senior Notes issued on October 23, 2013.

Since the Notes contain a cash settlement option upon conversion at the option of the issuer, the Company has bifurcated, at the issuance date, the $48,300 principal amount of the Notes and the premium received of $5,313 into liability and equity components of $41,076 and $12,537, respectively, by first determining the carrying amount of the liability component of the Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance.

As at March 31, 2015, the Company was in compliance with all of its financial covenants contained in its credit facilities.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The annual principal payments of long-term debt required to be made after March 31, 2015 are as follows:

Amount
April 1 to December 31, 2015	$29,012
2016	153,606
2017	44,105
2018	160,369
2019	55,870
2020 and thereafter	27,856
Total principal payments	470,818
Less: Unamortized portion of notes' discount	(16,924)
Total long-term debt	$453,894

11.	Derivatives and fair value measurements:

The Company uses derivatives in accordance with its overall risk management strategy.  The changes in the fair value of these derivatives are recognized immediately through earnings.

The following describes the Company's derivative classifications: The Company enters into interest rate swap contracts to economically hedge its exposure to variability in its floating rate long-term debt.  Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amount and maturity.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates to equivalent fixed rates.

As of December 31, 2014 and March 31, 2015, the Company was committed to the following 15 year interest rate swap arrangement with a call option for the bank to terminate it on March 31, 2016:

	As of December 31, 2014
Interest Rate Index		Principal Amount	Fair Value/ Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$5,178	$592	11.25	2.35%

	As of March 31, 2015
Interest Rate Index		Principal Amount	Fair Value/ Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$4,520	$550	11.00	2.35%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company enters into derivative transactions with counterparties that are rated AAA or at least A at the time of the transactions.

The Company uses fuel pricing contracts to hedge exposure to changes in the net cost of marine fuel purchases. The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a monthly basis.  Therefore, these amounts are presented on a net basis in the condensed consolidated balance sheets (on a gross basis: an asset of $43,499 and a liability of $24,558, as of December 31, 2014 and an asset of $16,040 and a liability of $6,150 as of March 31, 2015).

The following table presents information about our derivative instruments measured at fair value and their locations on the condensed consolidated balance sheets:

		As of
Balance Sheet Location		December 31, 2014	March 31, 2015
Fuel pricing contracts	Derivative asset, current
		$18,941	$9,890
Interest rates contracts	Derivative liability, non-current	(592)	(550)
Total, net		$18,349	$9,340

The following table presents the effect and financial statement location of our derivative instruments on our condensed consolidated statements of income for the three months ended March 31, 2013 and 2015:

		Three months ended March 31,
Income/ (Loss)	Statements of Income Location	2014	2015

Fuel pricing contracts	Cost of revenue - third parties	$1,053	$(3,523)
Interest rate contracts	Interest and finance costs	(70)	14
Total		$983	$(3,509)

The following table sets forth by level our assets/ liabilities that are measured at fair value on a recurring basis.  As required by the fair value guidance, assets/ liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

		Fair value measurements at December 31, 2014
Liabilities	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$(592)	-	$(592)	-
Fuel pricing contracts	$18,941	-	$18,941	-

Total	$18,349	-	$18,349	-

		Fair value measurements at March 31, 2015
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$(550)	-	$(550)	-
Fuel pricing contracts	$9,890	-	9,890	-

Total	$9,340	-	$9,340	-

The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based EURIBOR rates swap yield curves, taking into account current interest rates. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.

The Company uses observable inputs to calculate the mark-to-market valuation of the fuel pricing derivatives. Fuel pricing contracts are valued using quoted market prices of the underlying commodity. During the periods ended March 31, 2014 and 2015, the Company entered into fuel pricing contracts for 581,000 metric tons and 10,560,610 metric tons, respectively.

The Company's derivatives trade in over the counter markets, and as such, model inputs are generally observable and do not require significant management judgment. Such instruments are classified within Level 2 of the fair value hierarchy.

12.	Revenues and Cost of Revenues:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:
	Three Months Ended March 31,
	2014	2015

Sales of marine petroleum products	$1,673,738	$994,545
Voyage revenues	8,742	8,414
Other revenues	11,884	12,144
Total Revenues	1,694,364	1,015,103

Cost of marine petroleum products	1,600,470	922,935
Cost of voyage revenues	3,831	3,868
Cost of other revenues	7,152	7,678
Total Cost of Revenues	$1,611,453	$934,481

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Included in the cost of revenues is depreciation of $592 and $1,020 for the three months ended March 31, 2014 and 2015, respectively.

13.	Selling and Distribution:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:
	Three Months Ended March 31,
	2014	2015

Salaries	$14,962	$12,281
Depreciation	4,283	3,583
Vessel hire charges	6,610	7,705
Amortization of dry-docking costs	1,616	1,257
Vessel operating expenses	9,633	6,251
Bunkers consumption	8,487	4,274
Storage costs	5,430	9,993
Broker commissions	1,147	1,332
Provision for doubtful accounts	388	644
Other	2,412	2,497
Selling and Distribution expenses	$54,968	$49,817

14.	General and Administrative:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:
	Three Months Ended March 31,
	2014	2015

Salaries	$3,130	$4,678
Depreciation	424	666
Office expenses	4,571	4,962
General and Administrative expenses	$8,125	$10,306

15.	Commitments and Contingencies:

Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all noncancelable operating leases at March 31, 2015 are as follows:

April 1 to December 31, 2015	$30,558
2016	30,001
2017	27,711
2018	26,611
2019	14,783
Thereafter	167,509
Total minimum annual payments under all noncancelable operating leases	$297,223

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Rent expense under operating leases was $8,350 and $7,247 for the three months period ended March 31, 2014 and 2015, respectively.
Legal Matters:
In November 2005, an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.01 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however the Company appealed that decision on the grounds that there was no contract between the Company and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009. The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. In November 2013, the Court held that there is no matter pending in Greece that would allow the French courts to decline jurisdiction to the benefit of the Greek proceedings. As a result, the case is to return to the Commercial Court of Paris which should have to examine the admissibility of Mr. Varouxis' claim in France with the relevant pleadings procedurally scheduled to be filed by the parties on September 18, 2015. The Company believes that this matter fails for lack of jurisdiction and is unwarranted and lacking in merit. The Company believes that the outcome of this lawsuit will not have a material effect on its operations and financial position.
In May 2013, on the order of STX Corporation ("STX Corp."), the Company supplied bunkers to the vessel UNICO SIENNA in the Port of Singapore. The invoice for those bunkers totaled approximately $323. STX Corp. has filed for reorganization in Korea and for protection under Chapter 15 of the U.S. Bankruptcy Code. The Company believes that has a maritime lien against this vessel, and has arrested the UNICO SIENNA in Panama to enforce its maritime lien against it. The Company intends to exercise its remedies for recovery of the unpaid amounts and believes that it will recover the full amount due.  The hearing on the merits of the case is scheduled to take place on June 2, 2015 before the Maritime Court of Panama.
On December 18, 2014, the Company and Aegean Bunkering (USA) LLC, or the Aegean Parties, filed a one-count complaint for breach of contract against Hess Corporation, or Hess, in New York Supreme Court, New York County (653887/2014). In the complaint, the Aegean Parties allege that Hess breached certain express representations and warranties in representing its financial condition in an agreement pursuant to which Hess sold its bunker oil business to Aegean Bunkering (USA) LLC. The Aegean Parties claim approximately $28 million in compensatory damages, exclusive of interest and costs. On February 9, 2015, Hess filed an answer to the complaint. The Company is not in a position to comment further on this matter at this time.
The Company has supplied bunkers through agreements with various entities of the O.W. Bunker Group, which filed for bankruptcy in November 2014. The Company issued notice to members of the O.W. Bunker Group for the request of payment for the value of the bunkers supplied. The Company's exposure for these supplies amounts to $5,366, of which $3,129 has been recorded as a provision for doubtful accounts.  The Company believes that the respective members of the O.W. Bunker Group were never the rightful owners of the bunkers and is currently trying to work out escrow or other practical solutions with the end users.  Following arrest proceedings which the Company initiated against the M/V AMAZON in the Bahamas, it received a letter of undertaking issued by the North of England P&I Club in the sum of $1,150 as security for our claim plus interest and costs.  The Company expects to recover the amount of at least $2,259.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Following the completion of the construction of the Company's new terminal facility in Fujairah, United Arab Emirates, the Company and its contractor are discussing the closure in full settlement of remaining issues related to the provision of a Performance Security to remedy any defect or damage in the works due to design or faulty materials, payment of retention money to the contractor and compensation for delay in the completion of the works.  As of March 31, 2015, the Company has accrued the amount of $4,150 for initial contractual obligations of amount $8,300, however subsequently it agreed its obligation with the Contractor at the final amount which of USD 4,993.

Various claims, suits, and complains, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements.

Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1,000,000 per vessel per incident.

16.	Equity Incentive Plan:

In March 2015, the Company adopted a new equity incentive plan which replaced in full the 2006 Equity Incentive Plan.  The Company has reserved a total of 5,091,402 shares of common stock for issuance under the 2015 Equity Incentive Plan, consisting of 91,402 common shares that remained unissued under the 2006 Equity Incentive Plan plus an additional 5,000,000 common shares.  Under the terms of the 2015 Equity Incentive Plan, the compensation committee may grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value as of the date of grant. The 2015 Equity Incentive Plan also permits the Company's compensation committee to award restricted stock, restricted stock units, non-qualified stock options, stock appreciation rights, dividend equivalent rights, unrestricted stock, and performance shares. The 2015 Equity Incentive Plan expires in March 2025, or ten years from its adoption.

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. The expense is recorded in the general and administrative expenses in the accompanying condensed consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of nonvested stock issued under the 2015 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2015 Plan.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The following table summarizes the status of the Company's non-vested shares outstanding for the three months ended March 31, 2015:

	Non-vested Stock	Weighted Average Grant Date Market Price
January 1, 2015	1,849,749	$8.51
Granted	932,500	13.65
Vested	(842,433)	9.07
March 31, 2015	1,939,816	$10.74

Total compensation cost of $2,651 was recognized and included in the general and administrative expenses under accompanying condensed consolidated statements of income for the three months ended March 31, 2015.
As of March 31, 2015, there was $15,962 of total unrecognized compensation cost related to nonvested share-based compensation awards. This unrecognized compensation at March 31, 2015, is expected to be recognized as compensation expense over a weighted average period of 2.2 years as follows:

Amount
April 1 to December 31, 2015	$6,688
2016	5,460
2017	3,212
2018	602
$15,962

17.	Earnings per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period using the two class method. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 16), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

As of March 31, 2014 and 2015, the Company excluded 1,044,166 and 1,939,816 non-vested shares, respectively, as anti-dilutive. Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The treasury stock method is used in calculating diluted earnings per share for the Notes as the Company expects to settle the principal in cash.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Three Months Ended March 31,
	2014	2015

Net and diluted income	$5,096	$12,224

Less: Dividends declared and undistributed earnings allocated to unvested shares	(140)	(475)
Basic and diluted income available to common stockholders	$4,956	$11,749

Basic weighted average number of common shares outstanding	46,139,764	46,840,532

Diluted weighted average number of common shares outstanding	46,139,764	46,840,532

Basic earnings per common share	$0.11	$0.25
Diluted earnings per common share	$0.11	$0.25

18.	Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax expense/ (benefit) for the periods presented and the respective effective tax rates for such periods are as follows:

	Three Months Ended March 31,
	2014	2015
Current tax expense	$2,427	$496
Net deferred tax benefit	(531)	(2,017)
Income tax expense/ (benefit)	$1,896	$(1,521)
Effective tax rate Reconciliation	60.11%	26.63%

Our provision for income taxes for each of the three-month periods ended March 31, 2014 and 2015 was calculated for our Belgian, Canadian and U.S. companies that are subject to federal and state income taxes.

The reconciliation between the statutory tax expense on income from continuing operations to the income tax expense/ (benefit) recorded in the financial statements is as follows:

	Three Months Ended March 31,
	2014	2015
Income tax expense on profit before tax at statutory rates	$1,508	$(2,097)
Effect of permanent differences	388	576
Total tax expense/ (benefit)	$1,896	$(1,521)

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Deferred income taxes that derive from our Belgian subsidiaries, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

19.            Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

The Company is domiciled in the Marshall Islands but provides no services in that location. It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile. In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.
The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

20.	Subsequent Events:

There are no subsequent events.